ANNEX A

                                  BLUEFLY, INC.

                    NOMINATING & GOVERNANCE COMMITTEE CHARTER

                          (Adopted as of June 16, 2004)

        The board of directors of Bluefly, Inc. (the "Company") has established the Nominating & Governance Committee of the Board of Directors of the Company (the "Board").

PURPOSES

        The purposes of the Nominating and Governance Committee are:

        . To assist the Board by identifying individuals qualified to become Board members, and setting criteria for, and evaluating, candidates for director nominees, and to recommend to the Board the director nominees for election at the annual meetings of stockholders or for appointments to fill vacancies;

        . To recommend to the Board director nominees for each committee of the Board;

        . To advise the Board about appropriate composition of the Board and its committees;

        . To advise the Board about and recommend to the Board appropriate corporate governance practices and to assist the Board in implementing those practices;

        . To lead the Board in its annual review of the performance of the Board and its committees; and

        . To perform such other functions as the Board may assign to the Nominating & Governance Committee from time to time.

COMPOSITION

        The Nominating & Governance Committee shall consist of at least two members of the Board. The Board shall appoint the members of the Nominating & Governance Committee. The Board may remove or replace any member of the Nominating & Governance Committee at any time. The composition of the Nominating & Governance Committee shall, at all times, be in compliance with all applicable listing standards of The Nasdaq Stock Market, or such other market or exchange on which the Company's securities may be primarily traded at any time in the future.

AUTHORITY AND RESPONSIBILITIES

        The Nominating & Governance Committee is delegated all the authority of the Board as may be required or advisable to fulfill the purposes of the Nominating & Governance Committee. The Nominating & Governance Committee may form and delegate some or all of its authority to subcommittees when it deems appropriate. Without limiting the generality of the preceding statements, the Nominating & Governance Committee shall have authority, and is entrusted with the responsibility, to do the following actions:

    1. The Nominating & Governance Committee shall prepare and recommend to the Board for adoption corporate governance guidelines.

    2. The Nominating & Governance Committee shall assess individuals qualified to become directors for recommendation to the Board. The Nominating & Governance Committee's assessment as to the qualifications of director candidates shall include, without limitation, consideration of diversity, skill, specialized expertise, experience, business acumen, understanding of strategy and policy-setting. Depending upon the Company's then-current needs, certain factors may be weighed more or less heavily.

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    3.  The Nominating & Governance Committee shall establish, review and modify as appropriate policies and procedures for submission of recommendations for director candidates by stockholders to the Nominating & Governance Committee and evaluating nominees for director recommended by stockholders.

    4.  Each year, the Nominating & Governance Committee shall:

            . review the advisability or need for any changes in the number and composition of the Board;
            . review the advisability or need for any changes in the number, charters or titles of committees of the Board;
            . recommend to the Board the composition of each committee of the Board and the individual director to serve as chairperson of each committee;
            . ensure that the chairperson of each committee report to the Board about the committee's annual evaluation of its performance, to be discussed with the full Board following the end of each fiscal year; and
            . review and reassess the adequacy of the corporate governance guidelines of the Company and recommend any proposed changes to the Board for approval.

    5. The Nominating & Governance Committee shall have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors, and to cause the Company to pay the fees and expenses of such outside advisors.

PROCEDURES

    1. Meetings. The Nominating & Governance Committee shall meet at the call of its chairperson, two or more members of the Nominating and Governance Committee, or the Chairman of the Board. Meetings may, at the discretion of the Nominating & Governing Committee, include members of the Company's management, independent consultants, and such other persons as the Nominating & Governance Committee or its chairperson may determine. The Nominating & Governance Committee may meet in person, by telephone conference call, or in any other manner in which the Board is permitted to meet under law or the Company's bylaws. The Nominating & Governance Committee shall keep a written record of its meetings and actions and shall file a copy of such record of its meetings and actions and shall file a copy of such record in the corporate minutes of the Company.

    2. Quorum and Approval. A majority of members of the Nominating & Governance Committee shall constitute a quorum. The Nominating & Governance Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Nominating & Governance Committee may also act by unanimous written consent in lieu of a meeting.

    3. Rules. The Nominating & Governance Committee may determine additional rules and procedures, including designation of a chairperson pro tempore in the absence of the chairperson and designation of a secretary of the Nominating & Governance Committee, at any meeting thereof.

    4. Reports. The Nominating & Governance Committee shall make regular reports to the Board, directly or through the chairperson.

    5. Review of Charter. Each year the Nominating & Governance Committee shall review the need for changes in this Charter and recommend any proposed changes to the Board for approval.

    6. Performance Review. Each year the Nominating & Governance Committee shall review and evaluate its own performance and shall submit itself to the review and evaluation of the Board.

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